 Exhibit 99.1
IFRS USD Press Release

Infosys (NYSE: INFY) announces results for the Quarter ended September 30, 2018

Bengaluru, India – October 16, 2018

“We are delighted with our broad-based growth across all business segments and geographies during the quarter. This is a testimony to our strong client relationships, digital led full service capabilities, and intense focus on the needs of our clients”, said Salil Parekh, CEO and MD. “Large deal wins at over $2 billion during the quarter demonstrate our increased client relevance and also give us better growth visibility for the near-term.”

•	Q2 19 revenues grew year-on-year by 7.1% in USD terms; 8.1% in constant currency terms
•	Q2 19 revenues grew sequentially by 3.2% in USD terms; 4.2% in constant currency terms
•	Digital revenues at $905 million (31.0% of total revenues), year-on-year growth of 33.5% and sequential growth of 13.5% in constant currency terms
•	H1 revenues grew by 6.9% in USD terms; 7.1% in constant currency terms
•	Operating margin 23.7%, at higher end of guidance range
•	Q2 19 Basic EPS grew year-on-year by 5.7% in USD terms
•	Large deal wins crossed $2 billion
•	Declared interim dividend of 7 per share (approximately $0.10 per ADS*)
•	FY 19 revenue guidance in constant currency retained at 6%-8%; Operating margin guidance retained at 22%-24%

*USD/INR exchange rate as of September 30, 2018

1.	Financial Highlights- Consolidated results under International Financial Reporting Standards (IFRS)

For the Quarter ended September 30, 2018

Revenues were $2,921 million, growth of 7.1% YoY and 3.2% QoQ

Net profit was $581 million, growth of 0.5% YoY and 8.8% QoQ

Basic EPS was $0.13, growth of 5.7% YoY and 8.8% QoQ

For six months ended September 30, 2018 Revenues were $5,753 million, growth of 6.9% YoY Net profit was $1,116 million, decline of 0.3% YoY Basic EPS was $0.26, growth of 4.8% YoY

“We had another quarter of solid operating parameters with utilization being stable and offshore mix improving to all-time high”, said U B Pravin Rao, COO. “Our Digital services grew double digits sequentially, while growth in top clients was also robust.”

“Our unwavering focus on strong financial performance on multiple fronts continued to deliver results during the quarter. Operating margins for the quarter as well as for the half year was at 23.7%, near the top end of our guidance band”, said M.D. Ranganath, CFO. “Operating Cash Flow was over $1 billion during the first half of the year and ROE was at 24.7%. We will continue to make strategic investments in digital to leverage opportunities and at the same time keep sharp focus on key operational efficiency parameters.”

2.	Bonus issue of equity shares

The Company has allotted 2,18,41,91,490 fully paid up equity shares of face value 5/- each during the three months ended September 30, 2018 pursuant to a bonus issue approved by the shareholders through postal ballot. The bonus shares have been issued to celebrate 25th year of public listing in India and to further increase the liquidity of its shares. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged.

3.	Acquisitions

•	On September 7, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) entered into a definitive agreement to acquire 60% stake in Trusted Source Pte Ltd (a wholly owned subsidiary of Temasek Management Services Pte. Ltd.), a Singapore-based IT services company for a total consideration of upto SGD 12 million (approximately $9 million), subject to regulatory approvals and fulfillment of closing conditions.

•	On October 11, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Fluido Oy (Fluido), a Nordic-based salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of upto Euro 65 million (approximately $75 million), comprising of cash consideration of Euro 45 million (approximately $52 million), contingent consideration of upto Euro 12 million (approximately $14 million) and retention payouts of upto Euro 8 million (approximately $9 million), payable to the employees of Fluido over the next three years, subject to their continuous employment with the group. The payment of contingent consideration to sellers of Fluido is dependent upon the achievement of certain financial targets by Fluido.

4.	Update on arbitration proceedings

On September 17, 2018 the Arbitral Tribunal of Hon’ble Justice R.V. Raveendran (retired) communicated the decision with regard to the dispute between Infosys Ltd. and its former CFO Mr. Rajiv Bansal. The Company has received legal advice and will comply with the award and make the necessary payments.

5.	Shareholder visit to Mysuru campus

Shareholders of the Company are being offered an opportunity to visit the Company’s campus in Mysuru on November 24, 2018. Shareholders who would like to avail this opportunity need to register at www.infosys.com between October 25, 2018 and November 15, 2018. As the number of shareholders the company can host on this visit are limited, shareholders will be accommodated on a first come, first serve basis. This visit is for shareholders only, and is not extended to family and friends. This follows several requests made by shareholders to visit the Company campus. The Company will provide transport from its registered office in Electronics City, Bengaluru and incur all associated costs for this visit from Bengaluru to Mysuru.

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients in 45 countries to navigate their digital transformation. With over three decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements mentioned in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2018. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon +91 80 4156 3998 Sarah_Gideon@infosys.com	Chiku Somaiya +1 71367 06752 Chiku.Somaiya@infosys.com

Infosys Limited and subsidiaries

Audited Condensed Consolidated Balance Sheet as at

(Dollars in millions except equity share data)

	September 30, 2018	March 31, 2018
ASSETS
Current assets
Cash and cash equivalents	2,462	3,041
Current investments	1,046	982
Trade receivables	2,039	2,016
Unbilled revenue	716	654
Prepayments and other current assets	662	662
Derivative financial instruments	3	2
	6,928	7,357
Assets held for sale(3)	270	316
Total current assets	7,198	7,673
Non-current assets
Property, plant and equipment	1,707	1,863
Goodwill	344	339
Intangible assets	50	38
Investment in associate	–	–
Non-current investments	713	883
Deferred income tax assets	188	196
Income tax assets	839	931
Other non-current assets	249	332
Total non-current assets	4,090	4,582
Total assets	11,288	12,255
LIABILITIES AND EQUITY
Current liabilities
Trade payables	164	107
Derivative financial instruments	43	6
Current income tax liabilities	200	314
Client deposits	12	6
Unearned revenue	332	352
Employee benefit obligations	214	218
Provisions	85	75
Other current liabilities	1,080	1,036
	2,130	2,114
Liabilities directly associated with assets held for sale(3)	48	50
Total current liabilities	2,178	2,164
Non-current liabilities
Deferred income tax liabilities	66	82
Employee benefit obligations	6	7
Other non-current liabilities	50	42
Total liabilities	2,300	2,295
Equity
Share capital- 5 ($0.16) par value 4,800,000,000 (2,400,000,000) equity shares authorized, issued and outstanding 4,347,452,598 (2,173,312,301), net of 20,930,382 (10,801,956) treasury shares as at September 30, 2018 (March 31, 2018), respectively	340	190
Share premium	261	247
Retained earnings	11,285	11,587
Cash flow hedge reserve	(3)	–
Other reserves	348	244
Capital redemption reserve	9	9
Other components of equity	(3,252)	(2,317)
Total equity attributable to equity holders of the company	8,988	9,960
Non-controlling interests	–	–
Total equity	8,988	9,960
Total liabilities and equity	11,288	12,255

Infosys Limited and subsidiaries

Audited Condensed Consolidated Statement of Comprehensive Income for the

(Dollars in millions except equity share and per equity share data)

	Three months ended September 30, 2018	Three months ended September 30, 2017	Six months ended September 30, 2018	Six months ended September 30, 2017
Revenues	2,921	2,728	5,753	5,379
Cost of sales	1,884	1,743	3,703	3,435
Gross profit	1,037	985	2,050	1,944
Operating expenses:
Selling and marketing expenses	154	132	303	269
Administrative expenses	191	194	384	377
Total operating expenses	345	326	687	646
Operating profit	692	659	1,363	1,298
Other income, net	105	137	212	263
Reduction in the fair value of Disposal Group held for sale(3)	–	–	(39)	–
Share in net profit/(loss) of associate, including impairment(4)	–	–	–	(11)
Profit before income taxes	797	796	1,536	1,550
Income tax expense	216	218	420	431
Net profit	581	578	1,116	1,119
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurements of the net defined benefit liability/asset, net	1	1	1	1
Equity instruments through other comprehensive income, net	2	–	2	–
Items that will be reclassified subsequently to profit or loss:
Fair valuation of investments, net	(2)	2	(9)	6
Fair value changes on derivatives designated as cash flow hedge, net	(4)	3	(3)	(7)
Foreign currency translation	(461)	(107)	(929)	(47)
Total other comprehensive income/(loss), net of tax	(464)	(101)	(938)	(47)
Total comprehensive income	117	477	178	1,072
Profit attributable to:
Owners of the Company	581	578	1,116	1,119
Non-controlling interests	–	–	–	–
	581	578	1,116	1,119
Total comprehensive income attributable to:
Owners of the Company	117	477	178	1,072
Non-controlling interests	–	–	–	–
	117	477	178	1,072
Earnings per equity share(5)
Basic ($)	0.13	0.13	0.26	0.24
Diluted ($)	0.13	0.13	0.26	0.24
Weighted average equity shares used in computing earnings per equity share
Basic	4,347,055,177	4,571,730,722	4,346,857,296	4,571,524,372
Diluted	4,352,208,472	4,575,052,366	4,351,915,210	4,575,765,068

NOTES:

1.	The audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the three months and half year ended September 30, 2018 have been taken on record at the Board meeting held on October 16, 2018

2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com

3.	During the three months ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of Disposal Group held for sale amounting to $39 million in respect of Panaya. Consequently, profit for the half-year ended September 30, 2018 has decreased by $39 million, resulting in a decrease in Basic earnings per equity share by $0.01 (adjusted for September 2018 bonus issue) for the half-year ended September 30, 2018

4.	During the quarter ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to $11 million

5.	Previous period share numbers and EPS have been adjusted for September 2018 bonus issue in accordance with IAS 33, Earnings per share